

December 14, 2010

Robert E. Jordan
President
Dixie Foods International, Inc.
115 N.E. 6th Boulevard
Williston, FL 32696

> **Re:** **Dixie Foods International, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 17, 2010**
> **File No. 333-170662**

Dear Mr. Jordan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General

1.   Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

2.   We note that you have not filed all of your exhibits, including your legal opinion. Please submit all material exhibits in order to facilitate our review of your filing. We may have further comment upon our review.

Prospectus Summary, page 1

3.   Please state in the prospectus summary that your initial product is a yellow mustard based barbecue sauce and that the recipe for such sauce was contributed by your founder Michael H. Jordan.

Risk Factors, page 2

4.   Please include a risk factor discussing the immediate dilution that will result to the purchasers in this offering and any dilution that may result from subsequent equity offerings.

Our officers and directors have no experience in the sauce …, page 3

5.   We note your statement that "[n]one of our officers and directors has any background or experience in the sauce and condiment business." We further note that Robert E. Jordan was President of Southern Sauce Company, Inc. from December 2004 to February 2008. Please explain.

Use of Proceeds, page 6

6.   We note that your use of proceeds section does not take into account the estimated offering costs. Please revise.

7.   Please state the number of shares and the percentage of the offering that would need to be sold to achieve the various levels of proceeds included in your use of proceeds table.

Determination of Offering Price, page 7

8.   We note that your offering price and conversion ratio were determined based in part on the price paid for shares by your current shareholders. Please explain how you

considered the fact that your current shareholders paid $.02 per shares and the pro-forma public price of the common stock after conversion is $.15.

Capitalization, page 9

9.   We note that the "as adjusted" columns of your capitalization table present the maximum proceeds that may be received in connection with this offering. Because this is a "best-efforts" offering, it is not appropriate to show the effect of the receipt of the maximum offering proceeds. Please revise.

Forward-Looking Statements, page 9

10.   Please delete the word "will" from your list of forward-looking statements.

Plan of Operations, page 10

11.   We note that you provide a discussion of your plan of operations. In this section, please address the following:

- The milestones that need to be achieved to effect the proposed business plan;

- The principal steps that you will have to take to accomplish such milestones and who will be taking such steps;

- The timetable for achieving the milestones and steps;

- The cost involved and the sources of funding;

- Any significant conditions (besides adequate funding) to accomplishing the milestones; and

- The impact on your business plan if you fail to receive adequate funding, including any funding from this offering, or if required conditions don't occur.

Business, page 11

12.   We note that in note one to your financial statements salad dressing is mentioned as a possible product line, but that no mention of it occurs in your description of your business. Please explain.

Management, page 14

13.   Please provide a complete description of the business experience of your officers and directors over the past five years ensuring that there are no gaps or ambiguities with

regard to time. In addition, provide a description of all of the businesses for which your officers and directors have work experience, including Southern Sauce Company, Inc. Finally, please include the age of all your officers and directors.

Certain Relationships and Related Transactions, page 17

14.   Please disclose all transactions with related parties that exceeded one percent of your total assets as reported in your financial statements. For example, you need to disclose the purchase of $3,000 of common stock by Michael H. Jordan and the issuance of shares to your officers and directors. In providing such disclosure, please state how the terms of the transactions determined.

Description of Series A Convertible Preferred Stock

15.   We note your statement that "The shares of convertible preferred stock, when issued and sold in the manner contemplated by this prospectus, will be duly and validly issued, fully paid and nonassessable." Please provide the basis for this statement, such as the name of counsel relied upon, or remove this statement from your prospectus.

Note 2 – Summary of Significant Accounting Policies, page F-7

Earnings (Loss) Per Common Share, page F-8

16.   We note your disclosure stating that "[d]iluted loss per share includes potentially dilutive securities such as…." Please revise your disclosure to comply with the guidance per paragraph 260-10-45-19 of the FASB Accounting Standards Codification which states that no potential common shares shall be included in the computation of any diluted per-share amount when a loss from continuing operations exists.

Undertakings, page II-3

17.   Please provide all of the undertakings required by Item 512 of Regulation S-K, including the undertaking required by Item 512(a)(6).

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li at (202) 551- 3335 or Ethan Horowitz, Branch Chief at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief